UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

June 18, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 404,225 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 404,225 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 404,225 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 404,225 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 404,225 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 404,225 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 404,225 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 404,225 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 404,225 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 373,404 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 373,404 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 373,404 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.9% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Co-Invest I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 30,821 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 30,821 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,821 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 404,225 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 404,225 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 404,225 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer
Famous Dave’s of America, Inc.
(b)	Address of Issuer’s Principal Executive Offices
12701 White water Drive, Suite 200 Minnetonka, Minnesota 55343

Item 2.

(a)	Name of Person Filing
Pleasant Lake Partners LLC PLP MM LLC Pleasant Lake Onshore GP LLC Pleasant Lake Offshore Master Fund L.P. Pleasant Lake Co-Invest I LLC Jonathan Lennon
(b)	Address of Principal Business Office or, if none, Residence
110 Greene Street, Suite 604 New York, New York 10012
(c)	Citizenship

Pleasant Lake Partners LLC - Delaware
PLP MM LLC - Delaware
Pleasant Lake Onshore GP LLC - Delaware
Pleasant Lake Offshore Master Fund L.P. - Cayman Islands
Pleasant Lake Co-Invest I LLC - Delaware
Jonathan Lennon - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
307068106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Shares reported herein for Pleasant Lake Partners LLC (“PLP”) represent shares beneficially owned by Pleasant Lake Offshore Master Fund L.P. (the “Master Fund”) and Pleasant Lake Co-Invest I LLC (“Co-Invest I”) holdings reported herein, for which PLP serves as the investment manager and manager, respectively.  Shares reported herein for Pleasant Lake Onshore GP LLC (“GP LLC”) represent the above-referenced shares beneficially owned by the Master Fund, for which GP LLC serves as General Partner, and the above-referenced shares beneficially owned by Co-Invest I, for which GP LLC served as Managing Member as of June 18, 2013.  PLP MM LLC is the managing member of PLP. Jonathan Lennon serves as manager of PLP MM LLC and GP LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon the statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2013, that there are 7,625,573 outstanding shares of Common Stock of the Issuer.

(a)	Amount Beneficially Owned***

Pleasant Lake Partners LLC - 404,225 shares
PLP MM LLC - 404,225 shares
Pleasant Lake Onshore GP LLC - 404,225 shares
Pleasant Lake Offshore Master Fund L.P. - 373,404 shares
Pleasant Lake Co-Invest I LLC - 30,821 shares
Jonathan Lennon - 404,225 shares

(b)	Percent of Class
Pleasant Lake Partners LLC - 5.3% PLP MM LLC - 5.3% Pleasant Lake Onshore GP LLC - 5.3% Pleasant Lake Offshore Master Fund L.P. - 4.9% Pleasant Lake Co-Invest I LLC - 0.4% Jonathan Lennon - 5.3%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Pleasant Lake Partners LLC - 0 shares
PLP MM LLC - 0 shares
Pleasant Lake Onshore GP LLC - 0 shares
Pleasant Lake Offshore Master Fund L.P. - 0 shares
Pleasant Lake Co-Invest I LLC - 0 shares
Jonathan Lennon - 0 shares

	(ii)	shared power to vote or to direct the vote

Pleasant Lake Partners LLC - 404,225 shares
PLP MM LLC - 404,225 shares
Pleasant Lake Onshore GP LLC - 404,225 shares
Pleasant Lake Offshore Master Fund L.P. - 373,404 shares
Pleasant Lake Co-Invest I LLC - 30,821 shares
Jonathan Lennon - 404,225 shares

	(iii)	sole power to dispose or to direct the disposition of

Pleasant Lake Partners LLC - 0 shares
PLP MM LLC - 0 shares
Pleasant Lake Onshore GP LLC - 0 shares
Pleasant Lake Offshore Master Fund L.P. - 0 shares
Pleasant Lake Co-Invest I LLC - 0 shares
Jonathan Lennon - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Pleasant Lake Partners LLC - 404,225 shares
PLP MM LLC - 404,225 shares
Pleasant Lake Onshore GP LLC - 404,225 shares
Pleasant Lake Offshore Master Fund L.P. - 373,404 shares
Pleasant Lake Co-Invest I LLC - 30,821 shares
Jonathan Lennon - 404,225 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 28, 2013	PLEASANT LAKE PARTNERS LLC

By: PLP MM LLC
its Managing Member

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.

By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE CO-INVEST I LLC

By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually